Exhibit 99.1

News Release #30/2012
2012-06-18

Baja Mining’s Disclosure Challenged by Louis Dreyfus

Vancouver, June 18, 2012 – Baja Mining Corp. (“Baja”) (TSX:BAJ - OTCQX: BAJFF) announced today that Louis Dreyfus Commodities Metals Suisse, S.A. ("Dreyfus") has commenced litigation against it in the Supreme Court of British Columbia.

Dreyfus is seeking an independent investigation of the cost overruns to the Boleo Project and Baja's disclosure thereof, as well as the removal of officers and directors which it says share responsibility for Baja's alleged failure to make timely disclosure of the cost overruns.

Baja intends to defend this action vigorously.

For further information please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

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